FORM 6

CERTIFICATE OF COMPLIANCE

TO:	CANADIAN SECURITIES EXCHANGE ("CSE")

C21 Investments Inc. (the "Listed Issuer") hereby certifies to CSE that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in Policy 1).
[Name of Listed Issuer]

Date:	May 14, 2019

Signed:	"Michael Kidd"
(Signature)

Michael Kidd
(Print Name)

Chief Financial Officer
(Print Office)

FORM 6 – CERTIFICATE OF COMPLIANCE
January 2015